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                                                                    Exhibit 4.66

                             SUPPLEMENTARY AGREEMENT

This Supplementary Agreement (hereinafter referred to as the "supplementary agreement") to the Software License Agreement is entered into by and between the following two parties in Shanghai of PRC on July 1, 2005.

PARTY A/THE LICENSOR: SHANGHAI LINKTONE INTERNET TECHNOLOGY CO., LTD.

Address: Xinlian Village, Malu Town Jia Ding District, Shanghai

PARTY B/THE LICENSEE: SHANGHAI WEILAN COMPUTER CO., LTD.

Address: No.558, Da-zhi Road West, Ma-Lu Town, Jia Ding District, Shanghai

WHEREAS:

The aforesaid two parties have signed a License Agreement in respect of Linktone RBT SMS Order Software V1.0" (hereinafter referred to as "the License Agreement") on January 12, 2005. Since then, the operation costs of Party B have skyrocketed; and in particular, Party B's expenses in marketing promotion and advertising have turned out 8.5 times those recorded in the same period (the first half) of last year. Therefore, the two parties have agreed to amend sub-clauses 3.1, 3.2 and 3.3 under the License Agreement. After such amendments, these three sub-clauses read as follows:

3.1 During the licensing period of cell phone gaming software, the licensee shall pay 77% of the factual project proceeds that it receives for reason of use of such software to the licensor as a sum of software-usage charge and relevant technical service charge. These regulations shall come into effect commencing from July 1, 2005. The above percent of the factual project proceeds has been set down in consideration of the normal operation and marketing expenses of the licensee, and for the purpose of protecting the licensee from suffering any loss.

3.2 The factual proceeds of this project are the difference between the sales income on the account book of the licensee and the portion attributable to the operator. The licensee shall, within the ensuing fourteen (14) days after the ending of each quarter, provide the licensor with the sales income statement regarding the concerned game in the preceding quarter.

3.3 The licensee shall pay the charge for software use on a quarterly basis. To be specific, the licensee shall, within the ensuing one (1) month after its receipt of the invoice with regard to the charge for software usage issued by the licensor, pay the charge for software usage pertaining to

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its sales income that it has received in the preceding quarter, to the licensor.

After this supplementary agreement comes into effect (upon execution by the duly authorized representatives of the two parties), the above sub-clauses 3.1, 3.2 and 3.3 under the License Agreement shall, commencing from the date of effectiveness of this supplementary agreement, supersede the original sub-clauses 3.1, 3.2 and 3.3 under the License Agreement; however other clauses under the License Agreement shall remain in effect.

The Licensor: Shanghai Linktone Internet Technology Co., Ltd.

Authorized representative: Sealed

The Licensee: Shanghai Weilan Computer Co., Ltd.

Authorized representative: Sealed